METALLICA RESOURCES INC.
FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Reporting Issuer:

Metallica Resources Inc.
36 Toronto Street, Suite 1000
Toronto, Ontario M5C 2C5

Item 2.	Date of Material Change

January 11, 2007

Item 3.	Press Release

The press release attached as Schedule "A" was released on CCN Matthews in Canada and on Market Wire in the United States on January 11, 2007 pursuant to section 75(1) of the Act.

Item 4.	Summary of Material Change

Metallica Resources Inc. announces that the first truck load of ore has been delivered to the leach pad over the recently constructed haul road at its Cerro San Pedro ("CSP") heap-leach gold and silver project. Additionally, Metallica’s wholly-owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. ("MSX"), has received its explosives permit for the CSP project from SEDENA (Secretaria de Defensa National) for the calendar year 2007.

Item 5.	Full Description of Material Change

The material change is described in the press release attached as Schedule "A".

Item 6.	Reliance on subsection 7.1(2) or (3) National Instrument 51-102

The report is not being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102.

Item 7.	Omitted Information

No information has been omitted from this material change report on the basis that it is confidential information.

Item 8.	Executive Officers

The following executive officer of Metallica Resources Inc. may be contacted for additional information:

Mr. Richard J. Hall Metallica Resources Inc. c/o Metallica Management Inc. 12200 East Briarwood Avenue, Suite 165 Centennial, Colorado 80112 Dated as January 19, 2007

METALLICA RESOURCES INC.

By:	/s/ Richard J. Hall
Richard J. Hall
President and Chief Executive Officer

SCHEDULE A

PRESS RELEASE

Press Release No. 07-01

METALLICA RESOURCES ANNOUNCES INITIAL ORE DELIVERED
TO LEACH PAD AND RECEIPT OF 2007 EXPLOSIVES PERMIT FOR
CERRO SAN PEDRO PROJECT, MEXICO

January 11, 2007, Toronto, Ontario - Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to announce that the first truck load of ore has been delivered to the leach pad over the recently constructed haul road at its Cerro San Pedro ("CSP") heap-leach gold and silver project. Additionally, Metallica’s wholly-owned Mexican subsidiary, Minera San Xavier, S.A. de C.V. ("MSX"), has received its explosives permit from SEDENA (Secretaria de Defensa National) for the calendar year 2007. The processing plant, initial leach pad and piping are in the final stages of completion. A test of the entire processing system is planned to be completed within the next several days. Once a sufficient amount of ore has been delivered to the leach pad, dilute cyanide solution will be applied to the ore resulting in the production of gold-silver dore’. This is planned for the first quarter of 2007. Commercial production is anticipated to commence in the third quarter of 2007 when the plant is projected to be operating at 60% of its rated capacity.

During 2006 approximately 1.1 million tonnes of material was broken in the pit area, which included approximately 70,000 tonnes of ore. In January MSX will finalize an updated production forecast for 2007. Additionally, the mineral reserve estimate for the project is being updated using metal prices that reflect the higher gold and silver prices of the past several years. The updated mineral reserve estimate will also provide the basis for a new life-of-mine production schedule and project economic forecast.

The 2006 mineral reserve estimate used metal prices of $400/oz for gold and $6.15/oz silver and resulted in an estimate totaling approximately 70 million tonnes grading 0.55 g/t gold and 23.0 g/t silver, and containing 1.2 million ounces of gold and 51.7 million ounces of silver. The 2006 mine plan forecast an average annual production of approximately 85,500 ounces of gold and 2 million ounces of silver, or approximately 115,000 ounces of gold and gold-equivalent silver, over an estimated nine-year mine life.

In 2006 approximately $20.5 million was spent on pit development as well as the construction of the processing facilities, infrastructure and haul road. An estimated $12.1 million remains to be spent to complete the pre-stripping and Phase 1 leach pads as well as other on-going construction activities. Current leach pad capacity is sufficient for the first year’s production. Finalization of Phase 1 of the leach pads in 2007 is expected to take approximately six months and will result in sufficient leach pad capacity to satisfy the operation’s needs for approximately the next four years. Metallica has sufficient capital to complete construction of the CSP project.

MSX has designed the CSP project to meet the highest social, environmental and community standards. The design includes an innovative piping system that will keep the gold-rich leach solution from being exposed to the environment prior to entering the processing facilities. Additionally, MSX has rescued and transplanted approximately 23,000 protected cacti with a post-transplant survival rate of 93%. In addition to meeting all federal and state permit requirements, MSX is working closely with an environmental and technical oversight committee made up of faculty from the University of San Luis Potosí, heads of several key state governmental agencies and chaired by the Governor of the State of San Luis Potosí. As part of its commitment to the oversight committee, MSX has agreed to fund an annual third-party audit of the project, which is completed under the direction of the oversight committee. The results of the 2006 audit are currently being finalized and will be reported to the market when completed. Full production is anticipated by year end bringing a substantial economic benefit to the local communities and Mexico.

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 92.0 million shares outstanding. As of September 30, 2006, it had approximately US$23.2 million in cash and cash equivalents with no debt. In December Metallica announced the closing of C$34.5 million financing. For further details on Metallica Resources, please visit the company’s website at www.metal-res.com.

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

INFORMATION IN THIS NEWS RELEASE THAT IS NOT CURRENT OR HISTORICAL FACTUAL INFORMATION MAY CONSTITUTE FORWARD-LOOKING INFORMATION OR STATEMENTS WITHIN THE MEANING OF THE UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 AND APPLICABLE CANADIAN SECURITIES LEGISLATION. IMPLICIT IN THIS INFORMATION, PARTICULARLY IN RESPECT OF STATEMENTS AS TO FUTURE OPERATING RESULTS AND ECONOMIC PERFORMANCE OF THE COMPANY, AND RESOURCES AND RESERVES AT THE COMPANY’S MINERAL PROJECTS, ARE ASSUMPTIONS REGARDING PROJECTED REVENUE AND EXPENSE, GOLD, SILVER AND COPPER PRICES, AND MINING COSTS. THESE ASSUMPTIONS, ALTHOUGH CONSIDERED REASONABLE BY THE COMPANY AT THE TIME OF PREPARATION, MAY PROVE TO BE INCORRECT. READERS ARE CAUTIONED THAT ACTUAL RESULTS ARE SUBJECT TO A NUMBER OF RISKS AND UNCERTAINTIES, INCLUDING RISKS RELATING TO GENERAL ECONOMIC CONDITIONS AND MINING OPERATIONS, AND COULD DIFFER MATERIALLY FROM WHAT IS CURRENTLY EXPECTED. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.